Suite 301, 1281 West George Street
Vancouver, B.C., V6E 3J5

News Release
July 22, 2002	CDNX: OTC:	INE INEFF

DATA FORTRESS GROUP'S CONNECT WEST NETWORK FINALIZES AND SIGNS SEVEN-YEAR RESNET CONTRACT WITH SIMON FRASER UNIVERSITY

Vancouver, B.C. - Mr. Rick Thomas, President & CEO of iaNett International Systems Inc. is pleased to announce that Connect West Networks Ltd. ("Connect West"), a wholly owned subsidiary of Data Fortress Technologies Group (2002) Inc., the proposed reverse merger company, has finalized and signed an agreement with Simon Fraser University ("SFU") per the Letter of Intent ("LOI") as reported on April 8, 2002. The original terms as contemplated by the LOI have been amended to reflect SFU's decision to finance the project through SFU's treasury branch.

The RESNET project includes the supply, installation, and ongoing operations of a dedicated fibre optic, "Ethernet" network to the 1,095 student residences on site at the University. The RESNET service will provide each student with; a dedicated private network with 10Mbps Internet access, dedicated mail servers, DNS, and Proxy services private to the University, as well as, a Campus Intranet and web space.

Mr. Rick Thomas stated. " We are extremely pleased with the contract and the confidence SFU has demonstrated in financing the network build. On completion of this project with the Simon Fraser University's Residence and Housing Department, Connect West will have the right to provide Residence Network Services ("RESNET") to the student resident housing at the University." Mr. Thomas further states, "we are now 50% along with network construction and are on target to complete as planned, August 28, 2002."

In addition, the contract provides SFU with the option to increase these services to an additional 1,000 student residences under the same terms and conditions, effectively doubling the size of the contract with Connect West.

iaNett International Systems Ltd. ("iaNett") is advised that the sponsor, Canaccord Capital Corp., ("Canaccord") of the proposed reverse merger transaction with Data Fortress Technologies Group (2002) Inc., is in the process of replying to comments from the TSX Venture Exchange ("TSX"). Shareholders approved the transaction at the Annual General and Special Meeting ("AGM") on April 19, 2002.

About The Data Fortress Group

The Data Fortress Technologies Group (2002) Inc. is a related mix of three subsidiary companies, Pacific Ram Distribution Ltd., Data Fortress Technologies Ltd. and Connect West Networks Ltd., collectively ("The Data Fortress Group"). The companies in this group have been in business for over 10 years with combined annual revenues in the $5 to $6 million range. The companies collectively provide wholesale manufacturing of equipment ranging from PC's to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services. It owns a redundant 3.2-kilometer fibre optic ring in downtown Vancouver, connecting the Data Fortress data center directly to the Internet backbone. Emphasis has been placed on disaster recovery systems for both corporate and government clients. The individual companies complement each other by facilitating the acquisition of technology equipment at wholesale prices, providing access to a broader customer base, and creating an environment for the seamless sharing of employee resources.

To receive information on the company by e-mail, please forward your Internet address to info@ianett.com
Investor Relations Toll Free: [1-888-388-4636]

ON BEHALF OF THE COMPANY
"Rick Thomas"
Rick Thomas, President and CEO

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.